780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

November 25, 2013

Mr. Larry L. Greene

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Broadview Funds Trust

File Numbers:  811-22885 and 333-191142

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments received from you by telephone on November 7, 2013, regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (“Registration Statement”) of Broadview Funds Trust (the “Trust”) and its series, the Broadview Opportunity Fund (the “Fund”), as filed on October 22, 2013.

The Trust acknowledges that:  (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Prospectus – Distributions and Taxes

1.

Comment:  The Staff reissues and restates Comment 16, as provided to the Trust on October 3, 2013, regarding disclosure to indicate when distributions of income and capital gain of the Fund are to be paid.  See also Item 11(d) to Form N-1A.

Response:  The Trust responds by revising the first paragraph of this section to read as follows:  “The Fund distributes substantially all of its net investment income and substantially all of its net capital gain annually, usually in the month of December.  The Fund may make additional distributions of net investment income if it deems a distribution to be desirable at other times during any year.”

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Mr. Larry L. Greene

November 25, 2013

Statement of Additional Information – Investment Restrictions

2.

Comment:  The Staff reissues and restates comment 18, as provided to the Trust on October 3, 2013, regarding the Trust’s Restrictions 1 and 2 as they relate to the Fund’s policy regarding put and call options.

Response:  The Trust responds supplementally by recognizing the language in Restriction 1 is broader than the language in Restriction 2 on the subject of investing in put and call options.  The Trust also supplementally notes that the Fund is adopting the investment restrictions of the Predecessor Fund in substantially the same form as previously approved by the Predecessor Fund.  To eliminate the discrepancy between Restriction 1 and Restriction 2, the Fund is revising Restriction 2 to read as follows:  “The Fund may sell securities short and write or invest in put and call options to the extent permitted by the 1940 Act.”

Statement of Additional Information – Financial Statements

3.

Comment:  Please indicate whether the Trust intends to include the Fund’s audited financial statements in the Registration Statement.

Response:  The Trust responds supplementally by noting that the cover page of the Fund’s statement of additional information includes disclosure including that the financial statements of the Predecessor Fund appearing in the Predecessor Fund’s Annual Report for the period ended September 30, 2013 are incorporated by reference.  The Trust notes that it will add a separate “Financial Statements” section in the statement of additional information to further disclose that the Predecessor Fund’s financial statements are incorporated by reference.

Very truly yours, GODFREY & KAHN, S.C. /s/ Christopher M. Cahlamer Christopher M. Cahlamer